FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2003
Commission File Number: 0-29154

IONA Technologies PLC
(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

Contacts:

Beth Mittelman Investor Relations (781) 902-8033 ir@iona.com	Jonathan Daly Corporate Communications (781) 902-8139 jonathan.daly@iona.com	Tara Humphreys Corporate Communications + (353) 1-6372146 tara.humphreys@iona.com

IONA ANNOUNCES THIRD QUARTER RESULTS

Waltham, Mass #October 15, 2003# IONA®, the world leader in high performance integration solutions (NASDAQ: IONA), today announced third quarter revenues of $17.4 million and a net loss per share of ($0.06) as calculated in accordance with U.S. generally accepted accounting principles (GAAP).

The pro forma net loss per share for the third quarter was ($0.05). Pro forma net loss per share excludes amortization of other non-current assets and stock-based compensation expense representing $0.01 per share.

“I am pleased with our execution in Q3,” said Chris Horn, IONA CEO and co-founder. “IONA is providing repeatable solutions to an extensive and loyal customer base. We noted a growing interest in our service-oriented integration solutions among our customers and prospects and with our Artix products, IONA is correctly positioned and ready to capitalize on these trends in the long term.”

The company undertook an Artix product family early adopter program that included BellSouth, Sprint and Zurich Insurance. IONA also continued its tradition of driving industry standards, by co-authoring the Web Services – Composite Application Framework specifications, which provide support for complex enterprise Web services applications.

Looking Forward

The company expects revenue for the fourth quarter of 2003 to increase 5-15 percent from Q3 2003 revenue.

“We expect typical patterns of seasonality in the next couple of quarters,” said Dan Demmer, CFO at IONA. “Our objective is to position the company for sustainable performance based on our core strengths. This requires looking beyond sequential quarterly fluctuations.”

Conference Call

IONA will host a conference call today at 10:00 a.m. Eastern Standard Time to discuss the company’s third quarter results. Investors and other interested parties may dial into the call using the toll free number (888) 566-1195 in the United States or (210) 234-5931 for callers outside the United States. The conference call will also be available via webcast on the Investor Relations section of IONA’s website at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Website or by calling (800) 262-4969 in the U.S. or (402) 220-9710 outside the U.S. until October 22, 2003.

About IONA

For more than a decade, IONA® Technologies (NASDAQ: IONA) has been the world leader in delivering high performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix product family. The Artix™ product family, IONA’s new generation of integration solutions, extends IONA’s commitment to service-oriented industry standards, including Web services.

IONA is committed to technology leadership and architectural focus. With its partners, IONA is the only company that can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace, and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Bank of Montreal, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost-reduction efforts; the integration of recent and future acquisitions; the launch and acceptance of IONA’s high performance Integration software products; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies
Condensed Consolidated Statement of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Product revenue	$7,955	$14,770	$21,876	$53,768
Service revenue	9,415	11,740	28,904	38,602

Total revenue	17,370	26,510	50,780	92,370

Cost of revenue:
Cost of product revenue	48	439	276	1,460
Cost of service revenue	3,168	5,970	10,855	20,801

Total cost of revenue	3,216	6,409	11,131	22,261

Gross profit	14,154	20,101	39,649	70,109

Operating expense:
Research and development	6,041	9,513	21,426	30,506
Sales and marketing	7,811	16,848	31,560	57,736
General and administrative	2,252	3,398	8,120	10,343
Amortization of other non-current assets	169	3,285	636	9,836
Restructuring	0	12,901	14,831	20,763
Write-off of assets and related costs	0	0	2,345	1,579

Total operating expenses	16,273	45,945	78,918	130,763

Loss from operations	(2,119)	(25,844)	(39,269)	(60,654)
Interest income, net	111	281	417	877
Net exchange gain / (loss)	302	(190)	275	(565)

Loss before provision for income taxes	(1,706)	(25,753)	(38,577)	(60,342)
Provision for income taxes	250	505	700	1,005

Net loss	($1,956)	($26,258)	($39,277)	($61,347)

Net loss per ordinary share and per ADS
Basic	($0.06)	($0.80)	($1.18)	($1.94)
Diluted	($0.06)	($0.80)	($1.18)	($1.94)
Pro forma basic	($0.05)	($0.31)	($0.64)	($0.88)
Pro forma diluted	($0.05)	($0.31)	($0.64)	($0.88)

Shares used in computing net loss
per ordinary share and per ADS (in thousands)
Basic	33,432	32,743	33,163	31,578
Diluted	33,432	32,743	33,163	31,578
Pro forma basic	33,432	32,743	33,163	31,578
Pro forma diluted	33,432	32,743	33,163	31,578

IONA Technologies
Pro Forma Statement of Operations
Impact of Pro Forma Adjustments on Pro Forma Net Loss
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	September 30, 2003			September 30, 2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma

Revenue	$17,370	0	$17,370	$26,510	0	$26,510

Cost of revenue	3,216	0	3,216	6,409	(73)	6,336

Gross profit	14,154	0	14,154	20,101	73	20,174
Research and development	6,041	(21)	6,020	9,513	(120)	9,393
Sales and marketing	7,811	0	7,811	16,848	(21)	16,827
General and administrative	2,252	0	2,252	3,398	(5)	3,393
Amortization of other non-current assets	169	(169)	0	3,285	(3,285)	0
Restructuring	0	0	0	12,901	(12,901)	0
Write-off of assets and related costs	0	0	0	0	0	0

Total operating expenses	16,273	(190)	16,083	45,945	(16,332)	29,613

Loss from operations	(2,119)	190	(1,929)	(25,844)	16,405	(9,439)
Loss before provision for income taxes	(1,706)	190	(1,516)	(25,753)	16,405	(9,348)
Provision for income taxes	250	0	250	505	160	665
Net loss	($1,956)	190	($1,766)	($26,258)	16,245	($10,013)

Net loss per ordinary share and per ADS
Basic	($0.06)	$0.01	($0.05)	($0.80)	$0.49	($0.31)
Diluted	($0.06)	$0.01	($0.05)	($0.80)	$0.49	($0.31)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	33,432		33,432	32,743		32,743
Diluted	33,432		33,432	32,743		32,743

	Nine Months Ended			Nine Months Ended
	September 30, 2003			September 30, 2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma

Revenue	$50,780	0	$50,780	$92,370	0	$92,370
Cost of revenue	11,131	0	11,131	22,261	(283)	21,978
Gross profit	39,649	0	39,649	70,109	283	70,392
Research and development	21,426	(178)	21,248	30,506	(641)	29,865
Sales and marketing	31,560	0	31,560	57,736	(123)	57,613
General and administrative	8,120	0	8,120	10,343	(22)	10,321
Amortization of other non-current assets	636	(636)	0	9,836	(9,836)	0
Restructuring	14,831	(14,831)	0	20,763	(20,763)	0
Write-off of assets and related costs	2,345	(2,345)	0	1,579	(1,579)	0

Total operating expenses	78,918	(17,990)	60,928	130,763	(32,964)	97,799

Loss from operations	(39,269)	17,990	(21,279)	(60,654)	33,247	(27,407)
Loss before provision for income taxes	(38,577)	17,990	(20,587)	(60,342)	33,247	(27,095)
Provision for income taxes	700	0	700	1,005	(158)	847
Net loss	($39,277)	17,990	($21,287)	($61,347)	33,405	($27,942)

Net loss per ordinary share and per ADS
Basic	($1.18)	$0.54	($0.64)	($1.94)	$1.06	($0.88)
Diluted	($1.18)	$0.54	($0.64)	($1.94)	$1.06	($0.88)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	33,163		33,163	31,578		31,578
Diluted	33,163		33,163	31,578		31,578

(1)	Adjusted to exclude: amortization of other non-current assets of $169,000 for the three months ended September 30, 2003 and $636,000 for the nine months ended September 30, 2003, stock-based compensation of $21,000 for the three months ended September 30, 2003 and $178,000 for the nine months ended September 30, 2003, restructuring of $14,831,000 for the nine months ended September 30, 2003 and write-off of assets and related costs of $2,345,000 related to restructuring activities for the nine months ended September 30, 2003.

(2)	Adjusted to exclude: amortization of other non-current assets of $3,285,000 for the three months ended September 30, 2002 and $9,836,000 for the nine months ended September 30, 2002, stock-based compensation of $219,000 for the three months ended September 30, 2002 and $1,069,000 for the nine months ended September 30, 2002, restructuring of $12,901,000 for the three months ended September 30, 2002 and $20,763,000 for the nine months ended September 30, 2002, write-off of assets and related costs of $1,579,000 for the nine months ended September 30, 2002 and the associated tax effect of ($160,000) for the three months ended September 30, 2002 and $158,000 for the nine months ended September 30, 2002.

IONA Technologies
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	September 30,	December 31,
	2003	2002 (1)

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$14,094	$22,287
Restricted cash	2,159	1,223
Marketable securities	37,917	58,140
Accounts receivable, net of allowance for doubtful accounts of $1,110 at September 30, 2003 and $1,132 at December 31, 2002	14,071	29,733
Prepaid expenses and other assets	2,190	4,537

Total current assets	70,431	115,920

Property and equipment, net	7,831	12,987
Other non-current assets, net	1,568	2,697

Total assets	$79,830	$131,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,931	$2,447
Accrued payroll and related expenses	5,225	8,103
Other accrued liabilities	15,100	15,641
Deferred revenue	16,894	25,963

Total current liabilities	39,150	52,154

Other non-current liabilities	3,256	4,545

Shareholders’ equity:
Ordinary Shares, € 0.0025 par value, 150,000,000 shares authorized; 33,605,057 and 32,834,968 shares issued and outstanding at September 30, 2003 and December 31, 2002, respectively	94	91
Additional paid-in capital	492,634	491,165
Accumulated deficit	(455,204)	(415,927)
Deferred stock-based compensation	(100)	(424)

Total shareholders’ equity	37,424	74,905

Total liabilities and shareholders’ equity	$79,830	$131,604

(1)	The December balance sheet information has been derived from the December 31, 2002 audited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: October 15, 2003	By: /s/ Christopher J. Horn Christopher J. Horn Chief Executive Officer and Director